1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

SIGNATURES

TSMC Common Share Ex-dividend Date June 8th
Dividends include a cash dividend of NT$2.99950486 for each common share and a stock distribution of 4.99917480 shares per 1,000 common shares
Hsinchu, Taiwan, R.O.C. — May 25, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that the ex-dividend date for TSMC common shares shall be June 8, 2007. The dividends include a cash dividend of NT$2.99950486 for each common share and a stock distribution of 4.99917480 shares per 1,000 common shares.
The above-mentioned dividend was calculated based on the total amount of profits to be distributed and capital surplus to be capitalized, as approved by the Company’s shareholder meeting on May 7, 2007, and the actual number of common shares outstanding on the record date for said dividend distribution. As a result of the employee stock options exercised between the day the Company’s board proposed said dividend distribution, and the record date of the distribution, the number of common shares outstanding has increased slightly, resulting in a miniscule difference in the per-share dividends from the per-share amount proposed by the Company’s board on February 6, 2007.
# # #
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 25, 2007	By	/s/Lora Ho

Lora Ho
Vice President & Chief Financial Officer